NorthWestern Corporation d/b/a NorthWestern Energy 3010 West 69th Street Sioux Falls, SD 57108-5613 Telephone: (605) 978-2900 Facsimile: (605) 978-2910 www.northwesternenergy.com

August 24, 2012
Mr. James Allegretto, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     NorthWestern Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 16, 2012
File No. 1-10499
Dear Mr. Allegretto:
The following information is provided on behalf of NorthWestern Corporation (NorthWestern) in response to the comments contained in your letter to us, dated August 14, 2012. We have reproduced below the Staff's comments contained in your letter, together with our responses (in boldfaced type).
Financial Statements and Financial Statement Schedules, page F-1
Statements of Cash Flows, page F-5

1. Please tell us where the amortization income and interest expense related to your Qualifying Facilities liability are presented and why such presentation is most appropriate. Please also tell us your consideration of presenting these items as “Items not affecting cash” in your reconciliation of net income to cash provided by operating activities. Refer to ASC 230-10-45-28.
The entire change in the Qualifying Facilities (QF) liability, including the accretion of interest expense ($12.9 million for the year ended December 31, 2011), is currently presented within the line item “Other noncurrent liabilities” in the Operating Activities section on our Consolidated Statements of Cash Flows. As we disclose in Note (18) on page F-39, our QF liability consists of unrecoverable purchased power costs. The portion of annual costs associated with the QF contracts that are recoverable from customers are reflected in Cost of Sales as part of Operating Expenses on our Consolidated Statements of Income. We have not historically considered separately presenting a line item for the accretion of interest expense as “Items not affecting cash.” Such a reclassification would increase the amount added back to net income as an “Item not affecting cash,” with a corresponding decrease to the change in “Other noncurrent liabilities,” resulting in no change to cash provided by operating activities. We believe our presentation satisfies the requirements of ASC 230-10-45-28 and presentation of a separate line item in Operating Activities for accretion of interest expense on the QF liability is not material to the Consolidated Statements of Cash Flows.
Notes to Consolidated Financial Statements, page F-8
Note (6) Risk Management and Hedging Activities, page F-15
Interest Rate Swaps Designated as Cash Flow Hedges, page F-17

2. Please reconcile the amounts in the table representing the gain remaining in AOCI as of December 31, 2011 and the amount of gain reclassified from AOCI into income during the year ended December 31, 2011 to the 2011 portion of the net unrealized gains on hedging instruments column in the Note (11) table displaying the components of AOCI.
The table on page F-17 reflects the remaining pre-tax gain to be amortized of $8.1 million. The annual amortization to interest expense is $1.2 million, which is also a pre-tax amount. The table in Note (11) reflects the amount of income tax expense allocated to the gain.
The $4.3 million reclassification of net gains on hedging instruments reflected in Note (11) on page F-24 includes $3.6 million that was reclassified from AOCI to deferred income tax liabilities, not to net income. This reclassification was not previously separately disclosed as it was not considered to be material. For clarity of reconciling amounts in Note (6) and Note (11), in our Annual Report on Form 10-K for the year ending December 31, 2012, we will reflect the $3.6 million in a separate line item in the table displaying the components of AOCI, as follows:

	Net Unrealized Gains on Hedging Instruments	Pension and Other Benefits	Other	Total

Balance at December 31, 2010	9,277	(1,158)	395	8,514
Reclassification of net gains on hedging instruments from OCI to net income, net of taxes of $458	(731)	—		(731)
Reclassification of deferred tax liability on net gains on derivative instruments	(3,571)	—	—	(3,571)
Pension and postretirement medical liability adjustment, net of tax of $155	—	(581)	—	(581)
Foreign currency translation	—	—	25	25
Balance at December 31, 2011	$4,975	$(1,739)	$420	$3,656

Exhibit 23.1

3. The auditor's consent does not appear to include a signature. Please confirm to us that you received a signed report from Deloitte & Touche LLP. Please ensure that auditor consents included in future filings indicate a signature. Please see Rule 302 of Regulation S-T and Section 5.1.2 of Volume II of the EDGAR Filer Manual.
We did receive a manually signed consent from Deloitte & Touche LLP prior to filing our Annual Report on Form 10-K for the year ended December 31, 2011. However, we inadvertently omitted the electronic designation of the signature on the EDGAR filing. We will ensure signatures are included in future filings.

NorthWestern hereby represents that:

•	NorthWestern is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NorthWestern may not assert staff comments as a defense in any proceeding initiated by

•	the Commission or any person under the federal securities laws of the United States.
You may contact me at 605-978-2806 if you have questions related to our responses.
Very truly yours,
/s/ Kendall Kliewer

Kendall Kliewer
Vice President & Controller of
NorthWestern Corporation

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